BioLife Solutions, Inc.
3303 Monte Villa Parkway
Bothell, Washington 98021

January 12, 2016

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn: Tim Buchmiller

Re:	BioLife Solutions, Inc.
Registration Statement on Form S-3
Filed January 8, 2016
File No. 333-208912

Dear Mr. Buchmiller:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), BioLife Solutions, Inc., a Delaware corporation (the “Registrant”), respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 1:00 p.m. on January 15, 2016 (Washington, DC time), or as soon thereafter as is practicable.

The Registrant acknowledges that:

•	the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the registered securities;

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BIOLIFE SOLUTIONS, INC.

/s/ Daphne Taylor
Daphne Taylor
Chief Financial Officer

cc: Christopher L. Doerksen Dorsey & Whitney LLP